FORM C-AR

Annual Company Report 2018
Platform @ 930, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Platform at 930, LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 2, 2018
Kind of Entity (Check One)	_____ Corporation __X__ Limited Liability Company _____ Limited Partnership
Street Address	456 S. Graham Street Pittsburgh, PA 15232
Website Address	www.plattformpgh.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Laura Nettleton	
All positions with the Company and How Long for Each Position	Position: Manager	How Long: Since formation
Business Experience During Last Three Years (Brief Description)	Architect, developer and real estate investor	
Principal Occupation During Last Three Years	Architect	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Laura Nettleton

§227.201(d) – The Company's Business and Business Plan

About the Project

Plattform at 930 is the first of a set of three houses to be constructed on three vacant and contiguous lots in the Highland Park neighborhood of Pittsburgh, Pennsylvania, located at 930 – 934 Mellon Street. The site is nestled in the heart of the neighborhood, just two blocks from the Bryant Street shopping district and minutes from Highland Park.

The developer, Plattform at 930, LLC, is managed by Laura Nettleton of Thoughtful Balance. Laura designs her "Plattform" houses using Passive House standards. They will be built by Eco-Craft Homes, modular home builders, based in Pittsburgh. Eco-Craft's advanced prefabricated construction approach allows them to build virtually any home plan in as little as 90 days after ordering windows, compared to the 8-18 months required for conventional on-site construction. Laura Nettleton engaged the community in public meetings about the project and the community influenced the design of the houses so they will be well received when they are built.

Passive House is a "rigorous, voluntary standard for energy efficiency in a building." By 2010, according to Wikipedia, 25,000 Passive House structures had been built in Europe, while only approximately 13 existed in the United States. But by 2017 that number had increased to over 1,200 structures in the US. While this concept is taking hold in the United States, there are only three houses in Pittsburgh that are built using these standards. Passive House requires exacting energy standards and provides energy reductions that can be a means to achieving housing affordability. It could be impactful to expose the community at large to examples of these projects in the city. The developer believes that building houses of high quality that are sustainable is possible without paying a premium. When she found the lots on Mellon Street she was excited because not only did they present an opportunity to showcase high quality and sustainable housing, but also to complete the blighted urban fabric and fill in the "missing teeth" on this street.

The lots at 930 – 934 Mellon have been blighted and unused for some time now. The City of Pittsburgh took ownership in 1997 and conveyed them to the local community development corporation, Highland Park Community Group (HPCDC) in 2003. Now HPDC has signed a sales agreement with the developer to allow all three houses to be built and the lots will be put back to good use. While the sales agreements for the lots require the developer to have buyers signed on by no later than December 1, 2018, the Company is currently negotiating to extend that deadline since weather and other unforeseeable conditions slowed the timeline in 2018. HPDC have also purchased the landmark Scheibler building adjacent to the site and have plans to renovate it in the future into condominiums.

The neighborhood of Highland Park takes its name from the park nestled on the edge of it - a beautiful refuge and recreational area used by many people in Pittsburgh – and just a 15 minute walk from the site. The site is also just two blocks away from Bryant Street, a small neighborhood commercial district with a number of small businesses, shops, a café, and restaurants. The neighborhood seems to be undergoing a renaissance with numerous of the existing homes under renovation. New houses are being built on empty lots and property values are increasing.

Completed Project Timeline

December 22, 2017	Order windows for model house (90-day delivery)
January 30, 2018	Marketing of Plattform house begins
March 5, 2018	Windows arrive
March 31, 2018	Bank financing secured
April 15, 2018	House construction began in the factory
September 8, 2018	Foundation work began
September 19, 2018	House delivered to site

Anticipated Project Timeline

April 15, 2019	House completed and ready to sell

About the House

According to Passive House Institute, Passive House is "a building standard that is truly energy efficient, comfortable and affordable at the same time." Further, the institute maintains that buildings designed to meet Passive House standards use 75%-90% less energy than conventional structures. The heating and cooling bill for this house, Plattform, is estimated to be less than $55 per month depending on the resident's energy consumption habits. The house is Net Zero ready meaning that if solar panels were to be installed on the roof it could be a Zero energy house. The Institute maintains that Passive Houses are quieter than conventionally built houses because they have so much insulation in their walls. They are more comfortable in the winter as they have no drafts or cold spots. They have better air quality than traditional houses because they have a complete change of air every three hours. This means they are very healthy and comfortable environments to live in. The Plattform house is designed using Passive House technology and combines it with other sustainable features such as healthy materials, water conserving devices and a small rain garden in the rear yard.

The 2,600 square foot house is designed with lots of open interior spaces, all flooded with light and connected with the outside in multiple ways. Living spaces are an open floor plan with an open kitchen, island seating plus a dining room. The living room opens out to the yard and a deck. There is a front porch off the dining room and a roof deck that is available for entertaining on the top floor.

The three bedrooms are serviced by two and half bathrooms, walk-in closets, a laundry and a Juliet balcony off the master bedroom. There is a fully conditioned lower level as well that adds to the living area with space suitable for a game room, playroom or home office. The 2-car garage is accessible from the alley. Custom cabinets, hardwood floors, stainless appliances, quartz countertops, open stairs and recessed lighting let the rich materials and quality of the house be expressed with simple clean lines. The high quality European triple-pane windows operate as both casements and awnings. The house is equipped with Water Sense faucets. And the future owner has the opportunity to customize their own finishes.

About the Developer

Laura Nettleton, the manager of Platform at 930, LLC, has over 30 years experience in development, sustainable architecture, and community engagement focusing on the cutting edge of sustainable and low-energy design solutions for affordable housing and other mission driven projects. In 2005 she formed Thoughtful Balance, an architectural and consulting firm dedicated to passive house, sustainable strategies for resilient shelter, resource conservation, healthy communities and mission driven work. Her firm has completed six Passive House projects in Pittsburgh and has five more in planning and construction. Thoughtful Balance focuses on simple sustainable housing solutions that are affordable and available to everyone.

Laura serves on the AIA Pittsburgh Chapter board and the American Institute of Architects. She is a founder, past president and current board member of Passive House Western Pennsylvania (PHWPA), a non-profit dedicated to understanding low-energy and near zero energy buildings using Passive House strategies for everyone. Her projects have received numerous awards and she has presented them at over 40 conferences in the US and Europe. She was nominated by the Green Building Alliance as a "Luminary " in Pittsburgh.

Laura finds comfort in the idea that cultures can radically change having witnessed it firsthand. She first worked in an architectural office where she was the only non-smoker, and she graduated from Johns Hopkins' second class to admit women.

About the Market

Highland Park is one of Pittsburgh's beautiful neighborhoods. It is bordered to the north by the Allegheny River and it connects to the neighborhoods of Larimer, East Liberty, and Morningside. It enjoys the park, also called Highland Park which is part of Pittsburgh Parks Conservancy and includes







amenities like the Pittsburgh Zoo and Aquarium, the reservoir, a Victorian Landscaped Garden, walking and biking trails, playgrounds, ballfields, and gathering places. The park is a valuable amenity, over one square mile in size, that many people from other neighborhoods in the city make use of. The neighborhood is bordered on the south by East Liberty, a section of the city that had been blighted for years due to a failed urban renewal plan in the 1960's. Because of this, Highland Park was cut off from the rest of the city's East End and some of its houses became derelict and depressed the area's housing prices. Fortunately for Highland Park it had a core group of residents that were dedicated to their neighborhood. Both community groups for East Liberty and Highland Park have promoted community development in the neighborhood that reflects values of diversity, historic preservation, and sustainability. In recent years East Liberty has undergone a vigorous transformation which has been the subject of national attention. Highland Park, previously cut off by East Liberty's blight, has enjoyed the benefits of its revitalization as well. Bryant Street, just two blocks from the project site, has become a vibrant urban business district that is a destination for many city dwellers wanting to experience its restaurants and shops. According to West Penn Multi-List, home prices in Highland Park have rapidly climbed over the past few years. The median estimated home value in the neighborhood in January 2015 was $288,00 and had risen to $413,200 as of February 2018. The community has enjoyed investment from people wanting to relocate to Highland Park for its beautiful housing stock, tree-lined streets, access to the park, and Bryant Street.

INHABIT Real Estate Collective, a small boutique brokerage specializing in the East End neighborhoods of Pittsburgh, is marketing the Plattform homes. In short order INHABIT has mobilized a team of pros to produce the Plattform Brand, voice and marketing materials best exemplified with Plattform's Website. They will be using a multi-media approach to online marketing, including targeted advertising on Facebook, along with an on the ground grassroots effort of neighborhood events.

About the Change

SMALL CHANGE INDEX ©

MOBILITY	
Walkscore	✓
Bikescore	✓
Dedicated Bike Lane	✓
Transit Score	✓
Business Corridor within 1 mile	✓
Bike Racks	✓
Mobility services available	✓

SUSTAINABILITY	
Adaptive Reuse/Brownfield Site	✓
Green Building Practices	✓
Minimized Site Disturbance	✓
Principal City	✓
Park or Plaza	✓
Fresh Food Access within 1 mile	✓

ECONOMIC VITALITY	
10 Jobs Created	
More than 10 Jobs Created	
In an Underserved Community	
Activates the Street	✓
"Third Place" nearby	✓
Affordable Housing	
Transit-oriented development (TOD)	

About the Finances

The total amount projected to build the house at 930 Mellon is approximately $583,624. In addition to the equity raised through this offering, it is anticipated that bank financing of approximately $411,000 will be provided for construction along with developer financing of $67,532 to cover pre-development and other soft costs. The total development cost is a total of hard, soft and land costs. Hard costs are construction costs along with a contingency set aside for unforeseen circumstances. Soft costs include any bank fees and interest, insurance, engineering, architect and developer fees, and other such holding costs. Anticipated project costs are detailed in the table below.

Construction Costs:	
Base home cost	$451,964
Garage	$31,049
Upgrades	$15,000
Builder overhead	$18,029
Sub-total	**$516,092**
Predevelopment & soft costs	
Land	$11,300
Closing costs, legal & legal fees	$9,000
Accounting	$1,000
Bank interest	$8,300
Interest on credit line	$3,150
Small Change fee	$4,200
Insurance	$3,000
Real estate taxes	$300
Bank inspection fees	$1,760
Other professional fees – surveys, permits, non-consolidation plans, drafting, etc	$25,000
Tap and other site utility fees	$2,300
Sub-total	**$69,310**
Total	**$585,402**

Sources	
Construction loan	$411,092
Developer line of credit	$69,310
Small Change investors	$105,000
Total	**$585,402**

If contingency funds are required during construction, the developer may advance additional funds through her credit line or other funding sources. Upon sale a realtor commission of 5% will be paid out of closing funds along with an anticipated 3% of sales price in transfer taxes and other closing expenses.

The developer anticipates listing the house for $687,000 or $264 per square foot. Net proceeds after deducting a 5% realtor commission and 3% in other closing costs, including transfer taxes and legal, are anticipated to be $632,040. The table below shows anticipated cash flow under two scenarios - at asking price of $264 per square foot, and at a sales price of $250 per square foot and the resulting net profit in each scenario.

Sales price	**$687,000**	**$650,000**
Per s.f.	**$264**	**$250**
8% closing costs	**($54,960)**	**($52,000)**
Net proceeds	**$632,040**	**$598,000**
Bank loan	**$411,092**	**$411,092**
Developer line of credit	**$65,582**	**$65,582**
Small Change investors	**$105,000**	**$105,000**
12% Preferred return to Small Change investors	**$12,600**	**$12,600**
Net profit	**$37,766**	**$3,726**

The sales price was arrived at by evaluating the sale of a fully renovated house at 5724 Walnut Street to Passive House standard. When compared to houses of similar size and with similar amenities, the house at 5724 Walnut Street commanded a premium of almost 20%.

Property	Sale Price	Date Sold	Sq. Footage	Bedrooms	Bathrooms	Price per sq. foot
5724 Walnut Street	$895,000	06/30/15	2,490	4	4.5	$357
6416 Kentucky Avenue	$790,000	07/31/15	2,630	3	2	$300
648 College Avenue	$685,000	12/29/15	2,824	4	3.5	$243
665 College Avenue	$750,000	09/24/14	2,706	5	3	$277

Investor Potential Return

Under the LLC Agreement, any distribution of proceeds will be made in the following order of priority, after bank and developer loans have been repaid:

- First, the Available Cash shall be distributed to the Contributing Members until they have received a full return of their Unreturned Investment.
- Second, the balance of the Available Cash, if any, shall be distributed to the Contributing Members until they have received the Preferred Return.
- Third, the balance of all remaining Available Cash, if any, shall be distributed to Sponsor.

The table below illustrates this order of payment priorities made under two scenarios, if the house is sold at asking price of $687,000 or if sold at a lower sales price of $650,000.

Sales price	$687,000	$650,000
Per s.f.	$264	$250
8% closing costs	($54,960)	($52,000)
Net proceeds	$632,040	$598,000
Bank loan	$411,092	$411,092
Developer line of credit	$67,532	$67,532
Small Change investors	$105,000	$105,000
12% Preferred return to Small Change investors	$12,600	$12,600
Return on $1000 investment	**$1,120**	**$1,120**

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Risk Factors.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Company Instructions

Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Company Instructions

This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the Limited Liability Company Agreement of the Company dated March 2, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash shall be distributed to the Contributing Members until they have received a full return of their Unreturned Investment.
- Second, the balance of the Available Cash, if any, shall be distributed to the Contributing Members until they have received the Preferred Return.
- Third, the balance of all remaining Available Cash, if any, shall be distributed to Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Laura Nettleton is the Manager, and the Manager has complete control over the Company. Therefore, Laura Nettleton effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Nextier	$171,321	6%	12/1/19	
WesBanco	$307,371.00	5.50%	Upon sale of house	
Laura Nettleton	$35,798.08	0%	Upon sale of house	
Total	**$560,537.12**			

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years
Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company completed 85% of the project construction.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit A: Financial Reports.*

Capital Resources

Our capital resources consist of a mortgage from WesBanco and a personal line of credit.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT F: FINANCIAL STATEMENTS

20 day of MARCH , 2018

I, Laura Nettleton, certify that:

1. the financial statements of Platform @ 930, LLC included in this Form are true and complete in all material respects; and
2. since Platform @ 930, LLC was formed in 2018, no tax returns have been filed to date.

By: **Platform @ 930, LLC**

By _____

Laura Nettleton, Manager

PLATFORM @ 930, LLC	
Profit and Loss	
February 2, 2018 - December 31, 2018	
INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	**$0.00**
TOTAL EXPENSES	**$0.00**
NET INCOME	**$0.00**

PLATFORM @ 930, LLC	
Statement of Cash Flows	
As of December 31, 2018	
ASSETS	
Current Assets	$68,955.69
Fixed Assets	491,581.43
Other Assets	$0.00
TOTAL ASSETS	**$560,537.12**
LIABILITIES AND EQUITY	
Liabilities	$560,537.12
Current Liabilities	$0.00
Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Retained earnings	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIES AND EQUITY	**$560,537.12**